UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2015

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2015

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Voyage revenues (note 9a)	98,608	101,323	195,934	202,813

Voyage expenses	(373)	(1,167)	(691)	(2,500)
Vessel operating expenses (note 9a)	(24,102)	(24,320)	(45,736)	(48,576)
Depreciation and amortization	(23,209)	(23,530)	(46,778)	(47,640)
General and administrative (note 9a)	(7,068)	(6,254)	(13,776)	(12,662)

Income from vessel operations	43,856	46,052	88,953	91,435

Equity income	29,002	32,924	47,060	53,297
Interest expense (note 7)	(11,153)	(15,068)	(21,257)	(29,899)
Interest income	611	572	1,345	1,220
Realized and unrealized gain (loss) on derivative instruments (note 10)	10,888	(16,335)	(3,144)	(23,856)
Foreign currency exchange (loss) gain (notes 7 and 10)	(9,546)	(66)	16,384	(845)
Other income	335	208	778	426

Net income before income tax expense	63,993	48,287	130,119	91,778
Income tax expense (note 8)	(258)	(375)	(33)	(770)

Net income	63,735	47,912	130,086	91,008

Non-controlling interest in net income	5,642	4,263	8,925	9,113
General Partner’s interest in net income	8,568	7,528	17,210	14,683
Limited partners’ interest in net income	49,525	36,121	103,951	67,212
Limited partners’ interest in net income per common unit:
• Basic	0.63	0.49	1.32	0.91
• Diluted	0.63	0.49	1.32	0.91
Weighted-average number of common units outstanding:
• Basic	78,590,812	74,212,834	78,552,784	74,206,221
• Diluted	78,659,264	74,255,543	78,609,057	74,252,842

Cash distributions declared per common unit	0.7000	0.6918	1.4000	1.3836

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Net income	63,735	47,912	130,086	91,008

Other comprehensive income (loss):
Unrealized gain (loss) on qualifying cash flow hedging instruments in equity accounted joint ventures before reclassifications, net of tax (note 5c)	328	(1,121)	(645)	(2,064)
Realized loss on qualifying cash flow hedging instruments in equity accounted joint ventures reclassified to equity income, net of tax (note 5c)	591	391	953	782

Other comprehensive income (loss):	919	(730)	308	(1,282)

Comprehensive income	64,654	47,182	130,394	89,726

Non-controlling interest in comprehensive income	5,642	4,263	8,925	9,113
General and limited partners’ interest in comprehensive income	59,012	42,919	121,469	80,613

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	June 30,	December 31,
	2015	2014
	$	$
ASSETS
Current
Cash and cash equivalents	106,991	159,639
Restricted cash – current (notes 7 and 10)	8,899	3,000
Accounts receivable, including non-trade of $7,339 (2014 – $7,998)	14,519	11,265
Prepaid expenses	4,055	3,975
Current portion of net investments in direct financing leases (note 4)	19,759	15,837
Advances to affiliates (note 9b)	10,714	11,942

Total current assets	164,937	205,658

Restricted cash – long-term (notes 7, 10 and 11c)	46,323	42,997

Vessels and equipment
At cost, less accumulated depreciation of $628,367 (2014 – $588,735)	1,623,301	1,659,807
Vessels under capital leases, at cost, less accumulated depreciation of $53,612 (2014 – $50,898)	89,040	91,776
Advances on newbuilding contracts (notes 9d, 11a and 11b)	379,035	237,647

Total vessels and equipment	2,091,376	1,989,230

Investments in and advances to equity accounted joint ventures (notes 5, 6a, 6b, 11d and 11e)	885,550	891,478
Net investments in direct financing leases (note 4)	653,673	666,658
Other assets	42,343	44,679
Derivative assets (note 10)	1,958	441
Intangible assets – net	83,219	87,646
Goodwill – liquefied gas segment	35,631	35,631

Total assets	4,005,010	3,964,418

LIABILITIES AND EQUITY
Current
Accounts payable	771	643
Accrued liabilities (notes 10 and 14)	29,561	39,037
Unearned revenue	16,704	16,565
Current portion of long-term debt (note 7)	154,631	157,235
Current obligations under capital lease (note 4)	61,354	4,422
Current portion of in-process contracts	9,296	4,736
Current portion of derivative liabilities (note 10)	39,476	57,678
Advances from affiliates (notes 9b and 10)	35,274	43,205

Total current liabilities	347,067	323,521

Long-term debt (note 7)	1,805,778	1,766,889
Long-term obligations under capital lease (note 4)	—	59,128
Long-term unearned revenue	32,178	33,938
Other long-term liabilities (notes 4, 5c and 5d)	73,833	74,734
In-process contracts	25,773	32,660
Derivative liabilities (note 10)	152,633	126,177

Total liabilities	2,437,262	2,417,047

Commitments and contingencies (notes 4, 7, 10, and 11)

Equity
Limited Partners	1,493,532	1,482,647
General Partner	56,767	56,508
Accumulated other comprehensive loss	(1,095)	(1,403)

Partners’ equity	1,549,204	1,537,752
Non-controlling interest	18,544	9,619

Total equity	1,567,748	1,547,371

Total liabilities and total equity	4,005,010	3,964,418

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2015	2014
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	130,086	91,008
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 10)	(12,050)	4,368
Depreciation and amortization	46,778	47,640
Unrealized foreign currency exchange gain (notes 7 and 10)	(20,051)	(66)
Equity income, net of dividends received of $45,000 (2014 – $2,600)	(2,060)	(50,690)
Amortization of deferred debt issuance costs and other	(1,475)	742
Change in operating assets and liabilities	(20,767)	9,452
Expenditures for dry docking	(1,424)	(7,931)

Net operating cash flow	119,037	94,523

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	233,175	209,215
Debt issuance costs	(1,796)	—
Scheduled repayments of long-term debt	(66,600)	(48,320)
Prepayments of long-term debt	(90,000)	(130,000)
Scheduled repayments of capital lease obligations	(2,196)	(3,396)
Proceeds from equity offerings, net of offering costs (note 12)	16,166	—
Increase in restricted cash	(9,930)	(1,197)
Cash distributions paid	(127,239)	(117,803)
Novation of derivative liabilities (note 9e)	—	2,985
Dividends paid to non-controlling interest (note 15b)	—	(7,295)

Net financing cash flow	(48,420)	(95,811)

INVESTING ACTIVITIES
Additional capital contributions in equity accounted investments (notes 5a, 6b and 15c)	(3,235)	(1)
Repayments by equity accounted joint ventures	13,987	—
Receipts from direct financing leases	9,063	5,114
Expenditures for vessels and equipment	(143,080)	(21,648)

Net investing cash flow	(123,265)	(16,535)

Decrease in cash and cash equivalents	(52,648)	(17,823)
Cash and cash equivalents, beginning of the period	159,639	139,481

Cash and cash equivalents, end of the period	106,991	121,658

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
					Non-
	Partners’ Equity				controlling
				Accumulated	Interest	Total
				Other
	Limited		General	Comprehensive
	Partners		Partner	Loss
	Number of Common Units	$	$	$	$	$
Balance as at December 31, 2014	78,353	1,482,647	56,508	(1,403)	9,619	1,547,371
Net income	—	103,951	17,210	—	8,925	130,086
Other comprehensive income	—	—	—	308	—	308
Cash distributions	—	(109,936)	(17,303)	—	—	(127,239)
Equity based compensation, net of tax of $408 (note 13)	25	1,035	21	—	—	1,056
Proceeds from equity offerings (note 12)	436	15,835	331	—	—	16,166

Balance as at June 30, 2015	78,814	1,493,532	56,767	(1,095)	18,544	1,567,748

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership formed under the laws of the Republic of The Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Partnership). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2014, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (or SEC) on April 23, 2015. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 2 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

			June 30, 2015		December 31, 2014
	Fair Value Hierarchy Level		Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1		162,213	162,213	205,636	205,636
Derivative instruments (note 10)
Interest rate swap agreements	Level 2		(106,061)	(106,061)	(119,558)	(119,558)
Interest rate swaption – assets	Level 2		1,958	1,958	—	—
Interest rate swaption – liabilities	Level 2		(1,365)	(1,365)	—	—
Cross currency swap agreements	Level 2		(89,399)	(89,399)	(70,386)	(70,386)
Other derivative	Level 3		(3,110)	(3,110)	(2,137)	(2,137)
Other:
Advances to equity accounted joint ventures (notes 6a and 6b)	(i	)	170,383	(i )	181,514	(i )
Long-term receivable included in accounts
receivable and other assets(ii)	Level 3		17,323	17,321	17,137	17,164
Long-term debt – public (note 7)	Level 1		(331,076)	(337,952)	(214,707)	(220,762)
Long-term debt – non-public (note 7)	Level 2		(1,629,333)	(1,585,149)	(1,709,417)	(1,659,852)

(i)

The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)

As described in Note 2 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2014, the estimated fair value of the non-interest bearing receivable from BG International Limited (or BG) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of June 30, 2015 is $17.3 million using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from BG, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the six months ended June 30, 2015 and 2014 for the Partnership’s other derivative asset, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), is as follows:

	Six Months Ended June 30,
	2015 $	2014 $
Fair value at beginning of period	(2,137)	6,344
Realized and unrealized losses included in earnings	(2,180)	(3,224)
Settlement payments (receipts)	1,207	(1,544)

Fair value at end of period	(3,110)	1,576

The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates, as well as an estimated discount rate. The estimated fair value of this other derivative as of June 30, 2015 is based upon an average daily tanker rate of $32,476 (June 30, 2014 – $23,788) over the remaining duration of the charter contract and a discount rate of 7.4% (June 30, 2014 – 8.4%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			June 30,	December 31,
	Credit Quality		2015	2014
Class of Financing Receivable	Indicator	Grade	$	$

Direct financing leases	Payment activity	Performing	673,432	682,495
Other receivables:
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	24,737	27,266
Advances to equity accounted joint ventures (notes 6a and 6b)	Other internal metrics	Performing	170,383	181,514

			868,552	891,275

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

3.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended June 30,
	2015			2014
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	77,466	21,142	98,608	77,602	23,721	101,323
Voyage expenses	—	(373)	(373)	(705)	(462)	(1,167)
Vessel operating expenses	(16,127)	(7,975)	(24,102)	(14,746)	(9,574)	(24,320)
Depreciation and amortization	(18,004)	(5,205)	(23,209)	(17,888)	(5,642)	(23,530)
General and administrative (i)	(5,514)	(1,554)	(7,068)	(4,460)	(1,794)	(6,254)

Income from vessel operations	37,821	6,035	43,856	39,803	6,249	46,052

Equity income	29,002	—	29,002	32,924	—	32,924

	Six Months Ended June 30,
	2015			2014
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	153,400	42,534	195,934	152,566	50,247	202,813
Voyage expenses	—	(691)	(691)	(1,528)	(972)	(2,500)
Vessel operating expenses	(30,433)	(15,303)	(45,736)	(29,460)	(19,116)	(48,576)
Depreciation and amortization	(36,310)	(10,468)	(46,778)	(36,001)	(11,639)	(47,640)
General and administrative (i)	(10,839)	(2,937)	(13,776)	(9,208)	(3,454)	(12,662)

Income from vessel operations	75,818	13,135	88,953	76,369	15,066	91,435

Equity income	47,060	—	47,060	53,297	—	53,297

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	June 30, 2015 $	December 31, 2014 $
Total assets of the liquefied gas segment	3,498,003	3,395,759
Total assets of the conventional tanker segment	370,728	381,838
Unallocated:
Cash and cash equivalents	106,991	159,639
Accounts receivable and prepaid expenses	18,574	15,240
Advances to affiliates	10,714	11,942

Consolidated total assets	4,005,010	3,964,418

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

4.	Vessel Charters

The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at June 30, 2015, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

Vessel Charters(i)	Remainder of 2015 $	2016 $	2017 $	2018 $	2019 $
Charters-in – capital leases(ii)	3,880	7,673	30,953	27,296	—

Charters-out – operating leases(iii)	158,810	293,468	292,454	248,928	233,575
Charters-out – direct financing leases(iv)	34,718	75,064	204,109	173,701	39,065

	193,528	368,532	496,563	422,629	272,640

(i)

The Partnership owns 69% of Teekay BLT Corporation (or Teekay Tangguh Joint Venture) and the Teekay Tangguh Joint Venture is a party to operating leases whereby it is leasing the Tangguh Hiri and the Tangguh Sago liquefied natural gas (or LNG) carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessors claim tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of the Partnership relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at June 30, 2015 was $8.2 million (December 31, 2014 – $8.4 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(ii)

As at June 30, 2015, the Partnership was a party to capital leases on two Suezmax tankers. Under these capital leases, the owner has the option to require the Partnership to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. The amounts in the table assume the owner will not exercise its options to require the Partnership to purchase either of the vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable, which is the thirteenth anniversary of each respective contract in 2017 and 2018.

(iii)

Minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after June 30, 2015, revenue from undelivered vessels, revenue from unexercised option periods of contracts that existed on June 30, 2015, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years as shown in the table above.

(iv)

As described in Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, the Tangguh LNG Carriers’ time-charters and the two bareboat charter contracts to Awilco LNG ASA are accounted for as direct financing leases.

5.	Equity Method Investments

a)	BG Joint Venture

On June 27, 2014, the Partnership acquired from BG its ownership interests in four 174,000-cubic meter LNG carrier newbuildings. Through this transaction, the Partnership has a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the remaining two LNG carrier newbuildings (collectively the BG Joint Venture). The four vessels are scheduled to deliver between September 2017 and January 2019, and, upon delivery, will each operate under 20-year fixed-rate time-charter contracts, plus extension options with Methane Services Limited, a wholly-owned subsidiary of BG.

As at June 30, 2015, to fund its newbuilding installments, the BG Joint Venture has drawn $73.4 million (December 31, 2014 – $53.7 million) from its $787.0 million long-term debt facility and received $5.4 million of capital contributions from the Partnership (December 31, 2014 – $3.8 million), representing the Partnership’s proportionate share.

b)	Teekay LNG-Marubeni Joint Venture

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The joint venture between the Partnership and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) is a party to a loan facility for four of its six LNG carriers, including the Magellan Spirit, which had a grounding incident in January 2015. The Partnership has guaranteed its 52% share of the Teekay LNG-Marubeni Joint Venture’s obligations under this facility. The loan facility contains mandatory prepayment provisions upon early termination of a charter and requires the borrower to maintain a specific debt service coverage ratio. In June 2015, the lenders waived the mandatory prepayment provision in relation to the Magellan Spirit and the debt service coverage ratio covenant for the loan facility. Both waivers are for the remaining term of the facility. In return, the Teekay LNG-Marubeni Joint Venture is required to fund a restricted cash account, which is collateral for the loan facility, with $7.5 million and prepay $30.0 million of the loan facility, both on or before September 30, 2015. These amounts will be funded by the Partnership and Marubeni Corporation based on their respective ownership percentages.

c)	Excalibur and Excelsior Joint Ventures

In February 2015, joint ventures between the Partnership and Exmar NV (or Exmar) for two LNG carriers (or the Excalibur and Excelsior Joint Ventures) completed refinancing existing debt facilities by entering into a $172.8 million long-term debt facility bearing interest at a rate of LIBOR plus 2.75%, maturing in 2019. The Partnership has guaranteed its 50% share of the secured loan facilities of the Excalibur and Excelsior Joint Ventures and, as a result, recorded a guarantee liability of $0.4 million, which is included as part of other long-term liabilities in the Partnership’s consolidated balance sheet. In addition, the Excalibur and Excelsior Joint Ventures entered into four-year interest rate swaps with an aggregate notional amount of $172.8 million, which amortizes quarterly over the term of the interest rate swaps to $133.4 million at maturity. These interest rate swaps exchange the receipt of LIBOR-based interest for the payment of a fixed rate of interest of 1.46% excluding the margin. These interest rate swaps have been designated as qualifying cash flow hedging instruments for accounting purposes. The Excalibur and Excelsior Joint Ventures use the same accounting policy for qualifying cash flow hedging instruments as the Partnership.

d)	Exmar LPG BVBA

In June 2015, Exmar LPG BVBA (or Exmar LPG), the joint venture between the Partnership and Exmar for 24 LPG carriers, completed refinancing its existing debt facility by entering into a $460.0 million long-term debt facility bearing interest at a rate of LIBOR plus 1.90%, maturing in 2021. The Partnership has guaranteed its 50% share of the secured loan facility of Exmar LPG and, as a result, recorded a guarantee liability of $1.7 million, which is included as part of other long-term liabilities in the Partnership’s consolidated balance sheet.

6.	Advances to Equity Accounted Joint Ventures

a) The Partnership has a 50% interest in Exmar LPG, a joint venture with Exmar, and a 50% interest in the Excalibur Joint Venture, which owns an LNG carrier, the Excalibur. As of June 30, 2015, the Partnership had advances of $67.5 million due from Exmar LPG and $2.5 million due from the Excalibur Joint Venture. These advances bear interest at LIBOR plus margins ranging from 0.50% to 2.00% and have no fixed repayment terms. As at June 30, 2015, the interest accrued on these advances was $0.5 million (December 31, 2014 – $0.6 million). Both the advances and the accrued interest on these advances are included in investments and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

b) The Partnership has a 50% interest in a joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) and as of June 30, 2015, the Partnership had advanced $96.9 million to the Yamal LNG Joint Venture (December 31, 2014 – $95.3 million). The advances bear interest at LIBOR plus 3.00% compounded semi-annually. As of June 30, 2015, the interest accrued on these advances was $3.0 million (December 31, 2014 – $1.0 million). Both the advances and the accrued interest on these advances are included in investments and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

7.	Long-Term Debt

	June 30, 2015 $	December 31, 2014 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	185,434	257,661
U.S. Dollar-denominated Term Loan due through 2016	55,000	—
U.S. Dollar-denominated Term Loan due through 2018	88,570	93,595
U.S. Dollar-denominated Term Loan due through 2018	112,500	116,667
U.S. Dollar-denominated Term Loan due through 2018	121,333	125,667
U.S. Dollar-denominated Term Loan due through 2021	278,694	285,274
U.S. Dollar-denominated Term Loan due through 2021	92,002	95,560
U.S. Dollar-denominated Term Loan due through 2026	440,483	450,000
Norwegian Kroner-denominated Bond due in 2017	89,136	93,934
Norwegian Kroner-denominated Bond due in 2018	114,603	120,773
Norwegian Kroner-denominated Bond due in 2020	127,337	—
Euro-denominated Term Loans due through 2023	255,317	284,993

Total	1,960,409	1,924,124
Less current portion	154,631	157,235

Total	1,805,778	1,766,889

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

As at June 30, 2015, the Partnership had two revolving credit facilities available. The two credit facilities, as at such date, provided for borrowings of up to $322.5 million, of which $137.1 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the two revolving credit facilities reduces by $13.3 million (remainder of 2015), $27.3 million (2016), $28.2 million (2017) and $253.7 million (2018). Both revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on four of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

At June 30, 2015, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $55.0 million. Interest payments on this loan are based on LIBOR plus 1.00% with one principal repayment of $4.6 million due on November 2, 2015 and a bullet repayment of $50.4 million due at maturity in 2016. This loan facility is collateralized by a first-priority mortgage on the three vessels to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

At June 30, 2015, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $88.6 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $50.7 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on the five vessels to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

At June 30, 2015, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $112.5 million. Interest payments on this loan are based on LIBOR plus 2.80% and require quarterly interest and principal payments and a bullet repayment of $83.3 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on one vessel to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

At June 30, 2015, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $121.3 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $95.3 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on one vessel to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2015, totaled $278.7 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche reduces in quarterly payments while the other tranche correspondingly is drawn up with a final $95.0 million bullet payment for each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At June 30, 2015, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $92.0 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20.0 million bullet payment for each of two vessels due at maturity in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security, and is guaranteed by Teekay Corporation.

The Partnership owns a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2015, totaled $440.5 million. Interest payments on this loan are based on LIBOR plus 1.85% and the loan facility requires quarterly interest and principal payments over the remaining term of the loan and will require bullet repayments of approximately $155.4 million due at maturity in 2026. This loan facility is collateralized by first-priority mortgages on the three vessels to which the loan relates, together with certain other related security and certain guarantees from the Teekay Nakilat Joint Venture.

The Partnership has Norwegian Kroner (or NOK) 700 million of senior unsecured bonds that mature in May 2017 in the Norwegian bond market. As at June 30, 2015, the carrying amount of the bonds was $89.1 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. The Partnership has a cross currency swap (see Note 10), to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88% and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.

The Partnership has NOK 900 million of senior unsecured bonds that mature in September 2018 in the Norwegian bond market. As at June 30, 2015, the carrying amount of the bonds was $114.6 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.35%. The Partnership has a cross currency swap (see Note 10), to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.43% and the transfer of principal fixed at $150.0 million upon maturity in exchange for NOK 900 million.

The Partnership has NOK 1,000 million of senior unsecured bonds that mature in May 2020 in the Norwegian bond market. As at June 30, 2015, the carrying amount of the bonds was $127.3 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 3.70%. The Partnership has a cross currency swap (see Note 10), to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 5.92% and the transfer of principal fixed at $134.0 million upon maturity in exchange for NOK 1,000 million.

The Partnership has two Euro-denominated term loans outstanding, which as at June 30, 2015, totaled 229.2 million Euros ($255.3 million). Interest payments are based on EURIBOR plus margins, which ranged from 0.60% to 2.25% as of June 30, 2015, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at June 30, 2015 and December 31, 2014 were 2.41% and 2.19%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At June 30, 2015, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.80%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross currency swap, the Partnership incurred foreign exchange (losses) gains of ($9.5) million and ($0.1) million, and $16.4 million and ($0.8) million, which amounts were primarily unrealized, for the three months ended June 30, 2015 and 2014, and the six months ended June 30, 2015 and 2014, respectively.

The aggregate annual long-term debt principal repayments required after June 30, 2015 are $54.0 million (remainder of 2015), $151.4 million (2016), $192.9 million (2017), $744.3 million (2018), $70.3 million (2019) and $747.5 million (thereafter).

The Partnership and a subsidiary of Teekay Corporation are borrowers under a loan arrangement and are jointly and severally liable for the obligations to the lender. Obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Partnership agreed to pay, on the basis of its arrangement with the co-obligor, and any additional amount the Partnership expects to pay on behalf of the co-obligor. This loan arrangement matures in 2021, and as of June 30, 2015 had an outstanding balance of $181.2 million, of which $92.0 million was the Partnership’s share. Teekay Corporation has agreed to indemnify the Partnership in respect of any losses and expenses arising from any breach by the co-obligor of the terms and conditions of the loan facility.

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) one of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership has one facility that requires us to maintain a vessel-value-to-outstanding-loan-principal-balance ratio of 115% which as at June 30, 2015, was 193%. The vessel value was determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s vessel-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at June 30, 2015, the Partnership, and Teekay Corporation and their affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

The Partnership maintains restricted cash deposits relating to certain term loans, which totaled $22.5 million and $23.0 million as at June 30, 2015 and December 31, 2014, respectively. In addition, the Partnership has restricted cash deposits relating to collateral for cross currency swaps (see Note 10), project tenders, leasing arrangements (see Note 11c) and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $32.7 million and $23.0 million as at June 30, 2015 and December 31, 2014, respectively.

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Current	(258)	(375)	(259)	(770)
Deferred	—	—	226	—

Income tax expense	(258)	(375)	(33)	(770)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. In addition, as part of the Partnership’s acquisition of its ownership interest in the BG Joint Venture (see Notes 5a and 11d), the Partnership has an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation’s subsidiary will, on behalf of the Partnership, provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings in the BG Joint Venture up to their delivery date. All costs incurred by Teekay Corporation’s subsidiaries are charged to the Partnership and recorded as part of vessel operating expenses and general and administrative. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$
Revenues(i)	10,599	9,452	20,008	18,801
Vessel operating expenses	(5,241)	(3,245)	(9,623)	(6,074)
General and administrative(ii)	(4,252)	(4,065)	(7,668)	(7,134)

(i)

Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(ii)

Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

b) As at June 30, 2015 and December 31, 2014, non-interest bearing advances to affiliates totaled $10.7 million and $11.9 million, respectively, and non-interest bearing advances from affiliates totaled $35.3 million and $43.2 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control.

c) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled annually (see Notes 2 and 10).

d) The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to the LNG newbuildings the Partnership owns (see Notes 11a and 11b). These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. During the three and six months ended June 30, 2015 and 2014, the Partnership incurred shipbuilding and site supervision costs of $0.7 million, $1.5 million, $0.3 million and $0.6 million, respectively. As at June 30, 2015 and December 31, 2014, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries totaled $4.5 million and $3.0 million, respectively.

e) In March 2014, two interest rate swap agreements were novated from Teekay Corporation to the Partnership. Teekay Corporation concurrently paid the Partnership $3.0 million in cash consideration, which represents the estimated fair value of the interest rate swap liabilities on the novation date.

10.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated derivative instruments described within this note as hedges for accounting purposes.

Foreign Exchange Risk

In May 2012, September 2013 and May 2015, concurrently with the issuance of NOK 700 million, NOK 900 million and NOK 1,000 million, respectively, of senior unsecured bonds (see Note 7), the Partnership entered into cross currency swaps, and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2017, 2018 and 2020, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at June 30, 2015.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of (Liability) $	Weighted- Average Remaining Term (Years)
700,000	125,000	NIBOR	5.25%	6.88%	(39,938)	1.8
900,000	150,000	NIBOR	4.35%	6.43%	(40,398)	3.2
1,000,000	134,000	NIBOR	3.70%	5.92%	(9,063)	4.9

					(89,399)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at June 30, 2015, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(10,536)	3.2	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(8,311)	1.5	5.3
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	175,000	(35,369)	13.5	5.2
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	69,623	(3,221)	6.1	2.8
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	320,000	(11,114)	0.8	2.9
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	121,333	(1,636)	3.5	1.7

EURIBOR-Based Debt:
Euro-denominated interest rate swaps(v)	EURIBOR	255,316	(35,874)	5.5	3.1

			(106,061)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at June 30, 2015, ranged from 0.30% to 2.80%.
(ii)	Principal amount reduces semi-annually.
(iii)

These interest rate swaps are being used to economically hedge expected interest payments on future debt that is planned to be outstanding from 2016 to 2021. These interest rate swaps are subject to mandatory early termination in 2016 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.
(v)	Principal amount reduces monthly to 70.1 million Euros ($78.1 million) by the maturity dates of the swap agreements.

During June 2015, as part of its hedging program, the Partnership entered into an interest rate swaption agreement, whereby the Partnership has a one-time option in April 2017 (or Call Option) to enter into an interest rate swap at a fixed rate of 3.34% with a third party, and the third party has a one-time option in April 2017 (or Put Option) to require the Partnership to enter into an interest swap at a fixed rate of 2.15%. If the Partnership or the third party exercises its option, there will be a cash settlement in April 2017 for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap. At June 30, 2015, the terms of the interest rate swaps underlying the swaption are as follows:

	Interest Rate Index	Principal Amount $		Start Date	Carrying Amount of Assets (Liability)	Remaining Term (Years)	Fixed Interest Rate (%)
Interest rate swaption – Call Option	LIBOR	155,000	(i)	April 28, 2017	1,958	7.5	3.34%
Interest rate swaption – Put Option	LIBOR	155,000	(i)	April 28, 2017	(1,365)	7.5	2.15%

(i)	Amortizing every three months from $155.0 million in April 2017 to $85.4 million in October 2024.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

As at June 30, 2015, the Partnership had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2015, these interest rate swaps and cross-currency swaps had an aggregate fair value liability of $174.7 million. As at June 30, 2015, the Partnership had $19.6 million on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and – long-term on the Partnership’s consolidated balance sheets.

Credit Risk

The Partnership is exposed to credit loss if the counterparties to its interest rate swap agreements fail to perform. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivative

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative liability at June 30, 2015 was $3.1 million (December 31, 2014 – a liability of $2.1 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Derivative assets	Accrued liabilities/ Advances from affiliates	Current portion of derivative liabilities	Derivative liabilities
As at June 30, 2015
Interest rate swap agreements	—	(7,056)	(31,823)	(67,182)
Interest rate swaption	1,958	—	—	(1,365)
Cross currency swap agreements	—	(770)	(7,053)	(81,576)
Toledo Spirit time-charter derivative	—	—	(600)	(2,510)

	1,958	(7,826)	(39,476)	(152,633)

As at December 31, 2014
Interest rate swap agreements	441	(7,486)	(52,356)	(60,157)
Cross currency swap agreement	—	(544)	(4,922)	(64,920)
Toledo Spirit time-charter derivative	—	(637)	(400)	(1,100)

	441	(8,667)	(57,678)	(126,177)

Realized and unrealized gains (losses) relating to interest rate swap agreements and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Partnership’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of income is as follows:

	Three Months Ended June 30,
	2015			2014
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(7,319)	17,424	10,105	(10,020)	(5,391)	(15,411)
Interest rate swaption	—	593	593	—	—	—
Toledo Spirit time-charter derivative	—	190	190	(224)	(700)	(924)

	(7,319)	18,207	10,888	(10,244)	(6,091)	(16,335)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Six Months Ended June 30,
	2015			2014
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(14,624)	13,067	(1,557)	(19,264)	(1,368)	(20,632)
Interest rate swaption	—	593	593	—	—	—
Toledo Spirit time-charter derivative	(570)	(1,610)	(2,180)	(224)	(3,000)	(3,224)

	(15,194)	12,050	(3,144)	(19,488)	(4,368)	(23,856)

Unrealized and realized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of income. For the three and six months ended June 30, 2015, unrealized losses relating to the cross currency swap agreements of $1.7 million and $18.8 million, respectively, and realized losses of $1.5 million and $2.9 million, respectively, were recognized in earnings. For the three and six months ended June 30, 2014, unrealized losses of $7.7 million and $3.8 million, respectively, and realized losses of $0.3 million and $0.6 million, respectively, were recognized in earnings.

11.	Commitments and Contingencies

a) Between December 2012 and February 2015, the Partnership signed contracts with Daewoo Shipbuilding & Marine Engineering Co. (or DSME) for the construction of nine 173,400-cubic meter LNG carriers at a total fully-built up cost of approximately $1.9 billion. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. Two of the vessels ordered are scheduled for delivery in 2016 and, upon delivery of the vessels, will be chartered to Cheniere Marketing L.L.C. at fixed rates for a period of five years. Five of the vessels ordered are scheduled for delivery between 2017 and 2018 and, upon delivery of the vessels, will be chartered to a wholly owned subsidiary of Royal Dutch Shell PLC (or Shell) at fixed rates for a period of six to eight years, plus extension options. The Partnership intends to secure charter contracts for the remaining two newbuilding vessels prior to their deliveries in 2017 and 2018. As at June 30, 2015, costs incurred under these newbuilding contracts totaled $339.3 million and the estimated remaining costs to be incurred are $43.0 million (remainder of 2015), $351.3 million (2016), $602.7 million (2017) and $569.8 million (2018). The Partnership intends to finance the newbuilding payments through existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries.

b) In June 2015, the Partnership signed contracts with Hyundai Samho Heavy Industries Co., Ltd. of South Korea for the construction of two 174,000-cubic meter LNG carriers equipped with MEGI engines at a total fully-built up cost of approximately $425.7 million plus an option to order one additional vessel. One of the vessels is scheduled for delivery in the first quarter of 2019 and, upon delivery of the vessel, will be chartered to BP Shipping Limited (or BP) at fixed rates for a period of 13 years. In addition, BP has an option to exercise one additional LNG carrier charter under similar terms by the end of the third quarter of 2015. As at June 30, 2015, costs incurred under these newbuilding contracts totaled $39.7 million and the estimated remaining costs to be incurred are $3.1 million (remainder of 2015), $4.6 million (2016), $84.8 million (2017), $49.2 million (2018) and $244.3 million (2019). The Partnership intends to finance the newbuilding payments through existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries.

c) As described under Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, the Teekay Nakilat Joint Venture was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements for the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain the lessor’s agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit with the lessor as security against any future claims.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges resulted in a court decision from the First Tribunal in January 2012 regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. The matter was reconsidered by the First Tribunal in February of 2015, taking into account the appellate court’s comments on the earlier judgment, and the results of that judgment are not yet available. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, which the Partnership does not consider to be a probable outcome, the Partnership’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

d) As described in Note 5a, the Partnership acquired an ownership interest in the BG Joint Venture and, as part of the acquisition, agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. As at June 30, 2015, the Partnership incurred $2.6 million, net of reimbursement from BG, relating to shipbuilding and crew training services. The remaining estimated amounts to be incurred for the shipbuilding and crew training obligation, net of the reimbursement from BG, are $3.4 million (remainder of 2015), $4.2 million (2016), $3.8 million (2017), $4.1 million (2018) and $0.4 million (2019).

In addition, the BG Joint Venture has a $787.0 million debt facility to finance a portion of the estimated fully built-up cost of $1.0 billion for its four newbuilding carriers, with the remaining portion to be financed pro-rata based on ownership interests by the Partnership and the other partners. As at June 30, 2015, the Partnership’s proportionate share of the remaining newbuilding installments, net of the financing, totaled $3.2 million (remainder of 2015), $7.9 million (2016), $15.0 million (2017), $17.3 million (2018) and $6.3 million (2019).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

e) The Partnership, through the Yamal LNG Joint Venture, has a 50% ownership interest in six 172,000-cubic meter ARC7 LNG carrier newbuildings that have an estimated total fully built-up cost of $2.1 billion. As at June 30, 2015, the Partnership’s proportionate costs incurred under these newbuilding contracts totaled $98.5 million and the Partnership’s proportionate share of the estimated remaining costs to be incurred is $17.4 million (remainder of 2015), $63.9 million (2016), $97.7 million (2017), $369.4 million (2018), $211.6 million (2019) and $197.7 million (thereafter). The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

12.	Total Capital and Net Income Per Unit

At June 30, 2015, approximately 68.0% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

In 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units at market prices up to a maximum aggregate amount of $100.0 million. The Partnership sold 1.2 million units under the COP as at December 31, 2014 for net proceeds of $48.4 million, of which 160,000 units were settled in January 2015 for net proceeds of $6.8 million. In addition, during 2015 the Partnership sold 279,792 units under the COP as at June 30, 2015 for net proceeds of $9.5 million, of which 3,700 units were settled in July 2015 for net proceeds of $0.1 million. The Partnership did not sell any units under the COP during the three and six months ended June 30, 2014.

Net Income Per Unit

Net income per common unit is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains or losses.

During the three and six months ended June 30, 2015 and 2014, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Unit-Based Compensation

In March 2015, a total of 10,447 common units, with an aggregate value of $0.4 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2015.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership’s unit-based compensation awards are reflected in general and administrative expenses in the Partnership’s consolidated statements of income.

In March 2015 and 2014, the Partnership granted 32,054 and 31,961 restricted units, respectively, with grant date fair values of $1.1 million and $1.3 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement, and in this case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units, net of withholding tax. During the three and six months ended June 30, 2015, a total of nil and 13,783 restricted units, respectively, with fair values of nil and $0.6 million, respectively, net of withholding tax of nil and $0.4 million, respectively, vested. During the three and six months ended June 30, 2015, the Partnership recognized an expense of $0.1 million and $1.1 million, respectively, relating to the restricted units (three and six months ended June 30, 2014, $0.1 million and $1.2 million, respectively).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

14.	Restructuring Charge

Compania Espanole de Petroles, S.A., the charterer and owner of the Partnership’s former conventional vessels under capital lease, sold the Tenerife Spirit, Algeciras Spirit, and Huelva Spirit between December 2013 and August 2014. As a result of these sales, the Partnership recorded restructuring charges of $2.0 million and $1.8 million during 2014 and 2013, respectively, relating to seafarer severance payments. The balance outstanding of $0.8 million as at June 30, 2015 (December 31, 2014 – $1.6 million) is included in accrued liabilities in the Partnership’s consolidated balance sheets.

15.	Supplemental Cash Flow Information

a)

As described in Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, the sale of the Algeciras Spirit on February 28, 2014 resulted in the vessel under capital lease being returned to the owner and the capital lease obligation being concurrently extinguished. As a result, the sale of the vessel under capital lease of $30.1 million and the concurrent extinguishment of the corresponding capital lease obligation for $30.1 million were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.

b)

A portion of the dividends declared by the Teekay Tangguh Joint Venture on February 1, 2014 that was used to settle advances made by the Teekay Tangguh Joint Venture to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker of $14.4 million, was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

c)

As described in Notes 5a and 11d, in June 2014 the Partnership acquired BG’s ownership interest in the BG Joint Venture. As compensation, the Partnership assumed BG’s obligation (net of an agreement by BG to pay the Partnership approximately $20.3 million) to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. The estimated fair value of the assumed obligation of approximately $33.3 million was used to offset the purchase price and the Partnership’s receivable from BG and was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

16.	Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 was adopted on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Partnership’s financial statements will depend on the occurrence and nature of disposals that occur in future periods.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Partnership is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02) which eliminates the deferral of certain consolidation standards for entities considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply ASU 2015-02 retrospectively. The Partnership is evaluating the effect of adopting this new accounting guidance.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03) which require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015 and is to be applied on a retrospective basis. The Partnership is evaluating the effect of adopting this new accounting guidance.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2015

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2014.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of June 30, 2015, we had a fleet of 50 LNG carriers (including one regasification unit and 21 newbuilding carriers), 30 LPG/Multigas carriers (including eight newbuilding carriers) and eight conventional tankers which generally operate under medium to long-term, fixed-rate charters. Our interests in these vessels range from 20% to 100%.

SIGNIFICANT DEVELOPMENTS IN 2015

LNG Newbuildings

In June 2015, we ordered two LNG carrier newbuildings with Hyundai Samho Heavy Industries Co., Ltd. (or HHI) with an option to order one additional vessel. In total, we have 11 wholly-owned LNG carrier newbuildings on order, which are scheduled for delivery between early 2016 and early 2019. We have entered into time-charter contracts for all but three of the 11 ordered newbuildings, which includes a charter contract with BP Shipping Limited (or BP) entered into in June 2015, at fixed rates for a period of 13 years with an option for BP to charter one additional vessel which expires in September 2015. In addition to these 11 wholly-owned LNG carrier newbuildings, we have a 20% interest in two LNG carrier newbuildings and a 30% interest in another two LNG carrier newbuildings (or the BG Joint Venture) scheduled for delivery between 2017 and 2019 and six LNG carrier newbuildings relating to our 50% owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) scheduled for delivery between 2018 and 2020.

Bond Issuance

In May 2015, we issued, in the Norwegian bond market, NOK 1,000 million in senior unsecured bonds that mature in May 2020. The aggregate principal amount of the bonds was equivalent to $134.0 million and all interest and principal payments have been swapped into U.S. Dollars at a fixed interest rate of 5.92%. We used the net proceeds from the bond offering for general partnership purposes, including the funding of newbuilding installments. The bonds are listed on the Oslo Stock Exchange.

Equity Offering

During the second quarter of 2015, we sold 279,792 common units under our continuous offering program for proceeds of $9.5 million (including our general partner’s 2% proportionate capital contribution), net of share issuance costs of $0.3 million.

Charter Contracts for MALT LNG Carriers

In January 2015, the Magellan Spirit, one of the six vessels (or the MALT LNG Carriers) in our joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) in which we have a 52% ownership interest, had a grounding incident. The vessel was subsequently refloated and returned to service. We expect the cost of such refloating and related costs associated with the grounding to be covered by insurance, less an applicable deductible. The charterer has claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which in the view of the charterer, permitted the charterer to terminate the charter contract, which it did in late-March 2015. The Teekay LNG-Marubeni Joint Venture has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in September 2016. The Teekay LNG-Marubeni Joint Venture has obtained legal assistance in resolving this dispute. However, if the charterer’s claim to terminate the charter contract is upheld, our 52% portion of the potential lost revenue under the time charter contract from March 28, 2015 to September 19, 2016, would be approximately $27 million, less any amounts we may receive from re-chartering this vessel during this time. The impact in future periods from this incident will depend upon our ability to re-charter the vessel and the resolution of this dispute. The charter contract of another MALT LNG Carrier, the Methane Spirit, expired in March 2015 as scheduled. The Teekay LNG-Marubeni Joint Venture has secured some short-term employment during the second quarter of 2015 and, commencing October 2015, secured a charter contract for a period of six months plus two extension options ranging from two to three months, for both of the Magellan Spirit and the Methane Spirit at significantly lower charter rates than their previous contracts. The Teekay LNG-Marubeni Joint Venture continues to seek medium-term to long-term employment for both vessels.

The Teekay LNG-Marubeni Joint Venture is a party to a loan facility for four of its LNG carriers, including the Magellan Spirit that had the grounding incident in January 2015. We have guaranteed our 52% share of the Teekay LNG-Marubeni Joint Venture’s obligations under this facility. The loan facility contains mandatory prepayment provisions upon early termination of a charter and requires the borrower to maintain a specific debt service coverage ratio. In June 2015, the lenders waived the mandatory prepayment provision in relation to the Magellan Spirit and the debt service coverage ratio covenant for the loan facility. Both waivers are for the remaining term of the facility. In return, the Teekay LNG-Marubeni Joint Venture is required to fund a restricted cash account, which is collateral for the loan facility, with $7.5 million and prepay $30.0 million of the loan facility, both on or before September 30, 2015. These amounts will be funded by us and Marubeni Corporation based on our respective ownership percentages.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (or SEC) on April 23, 2015.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment

As at June 30, 2015, our liquefied gas segment fleet included 50 LNG carriers and 30 LPG/Multigas carriers, including newbuildings, in which our interests ranged from 20% to 100%. However, the table below only includes 13 LNG carriers and six LPG/Multigas carriers, which are accounted for under the consolidation method of accounting. The table below excludes 11 LNG carrier newbuildings and the following vessels accounted for under the equity method: (i) the six MALT LNG Carriers in which we have a 52% ownership interest, (ii) four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers) in which we have a 33% ownership interest, (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) in which we have a 40% ownership interest, (iv) four LNG carrier newbuildings in the BG Joint Venture in which we have a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the other two LNG carrier newbuildings, (v) six LNG carrier newbuildings relating to the Yamal LNG Joint Venture in which we have a 50% ownership interest, (vi) two LNG carriers (or the Exmar LNG Carriers) and (vii) 16 LPG carriers and eight LPG carrier newbuildings (or the Exmar LPG Carriers) relating to our 50/50 joint ventures with Exmar. The comparison of the results from vessels accounted for under the equity method are described below under Other Operating Results – Equity Income.

The following table compares our liquefied gas segment’s operating results for the three and six months ended June 30, 2015 and 2014, and compares its net voyage revenues (which is a non-GAAP financial measure) for three and six months ended June 30, 2015 and 2014 to voyage revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2015	2014

Voyage revenues	77,466	77,602	(0.2)
Voyage expenses	—	(705)	100.0

Net voyage revenues	77,466	76,897	0.7
Vessel operating expenses	(16,127)	(14,746)	9.4
Depreciation and amortization	(18,004)	(17,888)	0.6
General and administrative(1)	(5,514)	(4,460)	23.6

Income from vessel operations	37,821	39,803	(5)

Operating Data:
Revenue Days (A)	1,729	1,638	5.6
Calendar-Ship-Days (B)	1,729	1,638	5.6
Utilization (A)/(B)	100.0%	100.0%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Six Months Ended June 30,
	2015	2014	% Change

Voyage revenues	153,400	152,566	0.5
Voyage expenses	—	(1,528)	(100.0)

Net voyage revenues	153,400	151,038	1.6
Vessel operating expenses	(30,433)	(29,460)	3.3
Depreciation and amortization	(36,310)	(36,001)	0.9
General and administrative(1)	(10,839)	(9,208)	17.7

Income from vessel operations	75,818	76,369	(0.7)

Operating Data:
Revenue Days (A)	3,439	3,212	7.1
Calendar-Ship-Days (B)	3,439	3,258	5.6
Utilization (A)/(B)	100.0%	98.6%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s total calendar-ship-days increased by 5.6% to 3,439 days the six months ended June 30, 2015 from 3,258 days for the same period in 2014 as a result of the acquisition of the Norgas Napa from I.M. Skaugen SE in November 2014. During the six months ended June 30, 2015, none of our consolidated vessels in this segment were off-hire compared to two vessels being off-hire for 46 days in the same period last year. As a result, our utilization increased to 100% for the six months ended June 30, 2015 compared to 98.6% for the same period in 2014.

Net Voyage Revenues. Net voyage revenues increased for the three and six months ended June 30, 2015 from the same periods last year, primarily as a result of:

•

increases of $1.5 million and $2.3 million for the three and six months ended June 30, 2015, respectively, relating to amortization of in-process contracts recognized into revenue with respect to our shipbuilding and site supervision contract for the four LNG carrier newbuildings in the BG Joint Venture (however, we had a corresponding increase in operating expenses);

•

increases of $0.5 million and $2.3 million for the three and six months ended June 30, 2015, respectively, relating to 18 days of unscheduled off-hire in the first quarter of 2014 due to repairs required for one of our LNG carriers;

•

increases of $0.3 million $2.1 million for the three and six months ended June 30, 2015, respectively, due to the Galicia Spirit being off-hire for 28 days in the first quarter of 2014 for a scheduled dry docking;

•	increases of $0.9 million and $1.8 million for the three and six months ended June 30, 2015, respectively, as a result of the acquisition and delivery of the Norgas Napa in November 2014; and

•

an increase of $1.0 million for the three and six months ended June 30, 2015 relating to a charter rate cost flow-through adjustment for the Arctic Spirit and Polar Spirit in accordance with the charter contract with Teekay Corporation;

partially offset by:

•

decreases of $3.3 million and $5.3 million for the three and six months ended June 30, 2015, respectively, due to the effect on our Euro-denominated revenues from the depreciation of the Euro against the U.S. Dollar compared to the same periods in 2014; and

•

decreases of $0.1 million and $1.5 million for the three and six months ended June 30, 2015, respectively, due to lower operating expense and dry-docking recovery adjustments under our charter provisions for the Tangguh Hiri and Tangguh Sago.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2015 from the same periods last year, primarily as a result of:

•

increases of $1.5 million and $2.3 million for the three and six months ended June 30, 2015, respectively, in relation to our agreement to provide shipbuilding and site supervision costs for the four LNG carrier newbuildings in the BG Joint Venture; and

•	an increase of $0.5 million for the six months ended June 30, 2015 relating to costs to train our crew for two LNG carrier newbuildings that are expected to deliver in the first half of 2016;

partially offset by:

•

decreases of $0.4 million and $1.3 million for the three and six months ended June 30, 2015, respectively, relating to lower crew wages primarily due to the depreciation of the Euro against the U.S. Dollar compared to the same periods in 2014; and

•

decreases of $0.2 million and $1.0 million for the three and six months ended June 30, 2015, respectively, as a result of spares and consumables purchased for main engine overhauls on the Tangguh Hiri and propulsion motor repairs on the Tangguh Sago in 2014.

Depreciation and Amortization. Depreciation and amortization increased slightly for the three and six months ended June 30, 2015 compared to the same periods last year due to the acquisition of the Norgas Napa in November 2014.

Conventional Tanker Segment

As at June 30, 2015, our fleet included seven Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, six of which we own and two of which we lease under capital leases.

The following table compares our conventional tanker segment’s operating results for the three and six months ended June 30, 2015 and 2014, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2015 and 2014 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended June 30,
	2015	2014	% Change

Voyage revenues	21,142	23,721	(10.9)
Voyage expenses	(373)	(462)	(19.3)

Net voyage revenues	20,769	23,259	(10.7)
Vessel operating expenses	(7,975)	(9,574)	(16.7)
Depreciation and amortization	(5,205)	(5,642)	(7.7)
General and administrative(1)	(1,554)	(1,794)	(13.4)

Income from vessel operations	6,035	6,249	(3.4)

Operating Data:
Revenue Days (A)	728	795	(8.4)
Calendar-Ship-Days (B)	728	819	(11.1)
Utilization (A)/(B)	100.0%	97.1%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Six Months Ended June 30,
	2015	2014	% Change

Voyage revenues	42,534	50,247	(15.4)
Voyage expenses	(691)	(972)	(28.9)

Net voyage revenues	41,843	49,275	(15.1)
Vessel operating expenses	(15,303)	(19,116)	(19.9)
Depreciation and amortization	(10,468)	(11,639)	(10.1)
General and administrative(1)	(2,937)	(3,454)	(15.0)

Income from vessel operations	13,135	15,066	(12.8)

Operating Data:
Revenue Days (A)	1,446	1,637	(11.7)
Calendar-Ship-Days (B)	1,448	1,688	(14.2)
Utilization (A)/(B)	99.9%	97.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker’s total calendar ship days decreased by 14.2% to 1,448 days for the six months ended June 30, 2015 from 1,688 days for the same period in 2014 as a result of the sale of the Algeciras Spirit and the Huelva Spirit in February 2014 and August 2014, respectively. During the six months ended June 30, 2015, none of our vessels in this segment were off-hire for scheduled dry dockings, compared to two of our vessels being off-hire for a total of 51 days for dry dockings during the same period in 2014. As a result, our utilization increased to 99.9% for the six months ended June 30, 2015 compared to 97.0% for the same period in 2014.

Net Voyage Revenues. Net voyage revenues decreased for the three and six months ended June 30, 2015 from the same periods last year, primarily as a result of:

•

decreases of $2.3 million and $6.5 million for the three and six months ended June 30, 2015, respectively, due to the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively; and

•

decreases of $0.1 million and $1.7 million for the three and six months ended June 30, 2015, respectively, due to higher revenues recognized in the same periods last year by the Bermuda Spirit and Hamilton Spirit relating to an agreement between us and the charterer that ended in October 2014, which resulted in our recognizing more revenues in 2014 when Suezmax tanker spot rates exceeded a certain amount;

partially offset by:

•

increases of $0.3 million and $0.9 million for the three and six months ended June 30, 2015 due to the Bermuda Spirit being off-hire for 27 days in the first quarter of 2014 and the Hamilton Spirit being off-hire for 24 days in the second quarter of 2014 for scheduled dry dockings.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2015 compared to the same periods last year, primarily as a result of:

•

decreases of $0.9 million and $2.5 million for the three and six months ended June 30, 2015, respectively, due to the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively; and

•

decreases of $0.7 million and $1.1 million for the three and six months ended June 30, 2015, respectively, in crew wages due to favorable foreign exchange impacts on crew wages denominated in foreign currencies.

Depreciation and Amortization. Depreciation and amortization decreased for the three and six months ended June 30, 2015, from the same periods last year, primarily as a result of the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $7.1 million and $13.8 million for the three and six months ended June 30, 2015, respectively, from $6.3 million and $12.7 million, respectively, for the same periods last year, primarily due to an increase of $1.0 million for the three and six months ended June 30, 2015 due to higher advisory fees incurred to support our business development activities.

Equity Income. Equity income decreased to $29.0 million and $47.1 million for the three and six months ended June 30, 2015, respectively, from $32.9 million and $53.3 million, respectively, for the same periods last year as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income
Three months ended June 30, 2015	12,149	2,291	9,563	18	5,028	(47)	29,002
Three months ended June 30, 2014	(392)	2,211	18,740	7,120	5,245	—	32,924
Difference	12,541	80	(9,177)	(7,102)	(217)	(47)	(3,922)

(in thousands of U.S. Dollars)	Six Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income
Six months ended June 30, 2015	12,098	4,284	16,538	3,897	10,383	(140)	47,060
Six months ended June 30, 2014	(1,169)	4,931	23,423	15,890	10,222	—	53,297

Difference	13,267	(647)	(6,885)	(11,993)	161	(140)	(6,237)

The $12.5 million and $13.3 million increases for the three and six months ended June 30, 2015, respectively, in our 33% investment in the four Angola LNG Carriers were primarily due to unrealized gains on derivative instruments in 2015 as a result of long-term LIBOR benchmark interest rates increasing for interest rate swaps compared to unrealized losses on derivative instruments in the same period last year, and an increase in voyage revenues upon amending the charter contract in the second quarter of 2015 to allow for drydocking and operating costs to pass-through to the charterer, retroactive to the beginning of the charter contract.

The $0.6 million decrease for the six months ended June 30, 2015 in our 50% ownership interest in two Exmar LNG Carriers was due to higher interest expense as a result of the completion of the joint venture’s debt refinancing in February 2015. Equity income for the three months ended June 30, 2015 remained consistent compared to the same period in 2014 due to the effect of higher revenue as a result of a performance claim recorded in 2014 and lower operating expenses in 2015 due to timing, which offset the increase in interest expense upon the completion of the joint venture’s debt refinancing in February 2015.

The $9.2 million and $6.9 million decreases for the three and six months ended June 30, 2015, respectively, in equity income from our 50% ownership interest in Exmar LPG BVBA were primarily due to the gains on the sales of the Eeklo and Flanders Harmony, which were sold during the second quarter of 2014, partially offset by higher contracted charter rates from four LPG newbuildings delivered during 2014 and early 2015, net of four disposed LPG carriers during 2014, and a loss on the sale of the Temse in the first quarter of 2014.

The $7.1 million and $12.0 million decreases for the three and six months ended June 30, 2015, respectively, in our 52% investment in the MALT LNG Carriers was primarily due to fewer revenue days compared to the same periods in 2014 as a result of the disputed termination of the charter contract for the Magellan Spirit in March 2015, the scheduled expiration of the charter contract for the Methane Spirit in March 2015 and the unscheduled off-hire days relating to the Woodside Donaldson to repair a damaged propulsion motor in January 2015.

Interest Expense. Interest expense decreased to $11.2 million and $21.3 million for the three and six months ended June 30, 2015, respectively, from $15.1 million and $29.9 million, respectively, for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:

•

decreases of $1.2 million and $2.0 million for the three and six months ended June 30, 2015, respectively, due to an increase in capitalized interest as a result of our exercising three newbuildings options with DSME in December 2014, and entering into an additional newbuilding agreement with DSME in February 2015 and two additional newbuilding agreements with HHI in June 2015;

•

decreases of $1.0 million and $2.0 million for the three and six months ended June 30, 2015, respectively, due to a lower interest rate on debt facilities and elimination of interest on capital lease obligations relating to our LNG carriers in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture) upon debt refinancing and termination of capital lease obligations in December 2014;

•

decreases of $0.6 million and $1.9 million for the three and six months ended June 30, 2015, respectively, due to lower interest on capital lease obligations associated with the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively;

•

decreases of $0.3 million and $1.3 million for the three and six months ended June 30, 2015, respectively, relating to lower interest expense on our Norwegian Kroner (or NOK) bonds as a result of the depreciation of the NOK against the U.S. Dollar and a decrease in NIBOR;

•

decreases of $0.6 million and $1.2 million for the three and six months ended June 30, 2015, respectively, relating to capitalized interest on the advances we made to the Yamal LNG Joint Venture in July 2014 to fund our proportionate share of the joint venture’s newbuilding installments;

•

decreases of $0.5 million and $1.0 million for the three and six months ended June 30, 2015, respectively, due to the impact of a decrease in EURIBOR and depreciation of the Euro against the U.S. Dollar on our Euro-denominated debt facilities; and

•

decreases of $0.2 million and $0.6 million for the three and six months ended June 30, 2015, respectively, due to debt repayments made during 2014, net of an increase in LIBOR on our floating-rate debt;

partially offset by:

•	an increase of $0.9 million for the six months ended June 30, 2015 relating to a new debt facility used to fund the delivery of the Wilpride in April 2014; and

•

an increase of $0.5 million for the three months and six months ended June 30, 2015 relating to interest accretion of the BG ship construction support liability since the inception of the agreement in the third quarter of 2014.

Realized and Unrealized Gains (Losses) on Derivative Instruments. Net realized and unrealized gains (losses) on derivative instruments were $10.9 million and ($3.1) million for the three and six months ended June 30, 2015, respectively, as compared to net realized and unrealized losses of $16.3 million and $23.9 million, respectively, in the same periods last year, as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended June 30,
	2015			2014
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(7,319)	17,424	10,105	(10,020)	(5,391)	(15,411)
Interest rate swaption	—	593	593	—	—	—
Toledo Spirit time-charter derivative	—	190	190	(224)	(700)	(924)

	(7,319)	18,207	10,888	(10,244)	(6,091)	(16,335)

	Six Months Ended June 30,
	2015			2014
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(14,624)	13,067	(1,557)	(19,264)	(1,368)	(20,632)
Interest rate swaption	—	593	593	—	—	—
Toledo Spirit time-charter derivative	(570)	(1,610)	(2,180)	(224)	(3,000)	(3,224)

	(15,194)	12,050	(3,144)	(19,488)	(4,368)	(23,856)

As at June 30, 2015 and 2014, we had interest rate swap and interest rate swaption agreements with aggregate average net outstanding notional amounts of approximately $1.3 billion and $1.3 billion, respectively, with average fixed rates of 3.4% and 3.9%, respectively. The decrease in realized losses from 2014 to 2015 relating to our interest rate swaps was primarily due to the termination of interest rate swaps in December 2014 that had been held by the Teekay Nakilat Joint Venture.

During the three months ended June 30, 2015, we recognized unrealized gains on our interest rate swaps and swaption associated with our U.S. Dollar-denominated long-term debt. This resulted from $6.0 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates, relative to March 31, 2015, and transfers of $5.3 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the six months ended June 30, 2015, we recognized unrealized gains on our interest rate swaps and swaption associated with our U.S. Dollar-denominated long-term debt. This resulted from transfers of $10.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $6.9 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2015.

During the three months ended June 30, 2015, we recognized unrealized gains on our interest rate swaps associated with our EURO-denominated long-term debt. This resulted from $4.7 million of unrealized gains relating to increases in long-term forward EURIBOR benchmark interest rates, relative to March 31, 2015, and transfers of $2.0 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the six months ended June 30, 2015, we recognized unrealized gains on our interest rate swaps associated with our EURO-denominated long-term debt. This resulted from $6.0 million of unrealized gains relating to increases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2015, and transfers of $4.0 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

The projected forward average tanker rates in the tanker market remained consistent at June 30, 2015 compared to March 31, 2015 and increased as at June 30, 2015 compared to the beginning of 2015, which resulted in $1.6 million of unrealized losses on our Toledo Spirit time-charter derivative for the six months ended June 30, 2015. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

During the three and six months ended June 30, 2014, long-term forward LIBOR benchmark interest rates decreased relative to the beginning of 2014 which resulted in our recognizing $17.6 million and $40.2 million of unrealized gains, respectively, from our interest rate swaps associated with our restricted cash deposits. We terminated all interest rate swaps economically hedging restricted cash deposits in December 2014.

During the three and six months ended June 30, 2014, we recognized unrealized losses on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. This resulted from $30.4 million and $54.6 million, respectively, of unrealized losses relating to decreases in long-term LIBOR benchmark interest rates relative to March 31, 2014 and the beginning of 2014; partially offset by transfers of $13.1 million and $25.4 million, respectively, of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the three and six months ended June 30, 2014, we recognized unrealized losses on our interest rate swaps associated with our EURO-denominated long-term debt. This resulted from $8.1 million and $17.1 million, respectively, of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates relative to March 31, 2014 and the beginning of 2014; partially offset by transfers of $2.4 million and $4.7 million, respectively, of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

The projected forward average tanker rates in the tanker market increased for the three and six months ended June 30, 2014 compared to March 31, 2014 and the beginning of 2014, which resulted in $0.7 million and $3.0 million of unrealized losses, respectively, on our Toledo Spirit time-charter derivative.

Foreign Currency Exchange Gains and (Losses). Foreign currency exchange gains and (losses) were ($9.5) million and $16.4 million for the three and six months ended June 30, 2015, respectively, compared to ($0.1) million and ($0.8) million for the same periods last year. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans and restricted cash for financial reporting purposes and the realized and unrealized losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three and six months ended June 30, 2015, foreign currency exchange gains (losses) included the revaluation of our Euro-denominated restricted cash and debt of $(8.8) million and $21.2 million, respectively, and the revaluation of our NOK-denominated debt of $1.4 million and $17.6 million, respectively. These were partially offset by realized losses of ($1.5) million and ($2.9) million and unrealized losses of ($1.7) million and ($18.8) million for the three and six months ended June 30, 2015, respectively, on our cross currency swaps.

For the three and six months ended June 30, 2014, foreign currency exchange (losses) gains include realized losses of ($0.3) million and ($0.6) million, respectively, and unrealized losses of ($7.7) million and ($3.8) million, respectively, on our cross currency swap, and unrealized gains of $6.3 million and $2.7 million, respectively, on the revaluation of our NOK-denominated debt. For the three and six months ended June 30, 2014, foreign currency exchange gains also include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $1.7 million and $1.0 million, respectively.

Income Tax Expense. Income tax expense decreased by $0.7 million for the six months ended June 30, 2015 compared to the same period last year due to a reversal of an uncertain tax position and recognition of a deferred income tax asset in the first quarter of 2015. Income tax expense remained consistent for the three months ended June 30, 2015 compared to the same period last year.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, is generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are payments of these quarterly distributions on our outstanding units, operating expenses, dry-docking expenditures and debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in “Item 1 – Financial Statements: Note 7 – Long-Term Debt”. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the vessel-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into new lines of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact on our short-term liquidity requirements. As at June 30, 2015, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

We have one credit facility that requires us to maintain vessel value to outstanding loan principal balance ratios of 115%, which as at June 30, 2015, was 193%. The vessel value was determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices that could be obtained if we sold any of the vessels.

As at June 30, 2015, our consolidated cash and cash equivalents were $107.0 million, compared to $159.6 million at December 31, 2014. Our total liquidity, which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $244.1 million as at June 30, 2015, compared to $295.2 million as at December 31, 2014. The decrease in total consolidated liquidity is primarily due to installment payments relating to our newbuildings.

As at June 30, 2015, we had a working capital deficit of $182.1 million. The working capital deficit includes a $61.4 million current capital lease obligation for two Suezmax tankers, under which the owner has the option to require us to purchase the vessels. However, we do not expect the owner to exercise this option.

We expect to manage the remaining portion of our working capital deficit primarily with net operating cash flow, debt refinancing and, to a lesser extent, existing undrawn revolving credit facilities. As at June 30, 2015, we had undrawn revolving credit facilities of $137.1 million.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2015	2014
Net cash flow from operating activities	119,037	94,523
Net cash flow used for financing activities	(48,420)	(95,811)
Net cash flow used for investing activities	(123,265)	(16,535)

Operating Cash Flows. Net cash flow from operating activities increased to $119.0 million for the six months ended June 30, 2015, from $94.5 million for the same period last year, primarily due to the acquisition of the Norgas Napa in November 2014, a greater aggregate amount of dividends received from our equity accounted joint ventures, and 18 days of unscheduled off-hire during the first quarter of 2014 due to repairs required for one of our LNG carriers, partially offset by the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity accounted joint ventures are generally required to distribute all available cash to their shareholders. However, the timing and amount of dividends from each of our equity accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity accounted joint venture. The timing and amount of dividends distributed by our equity accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow used for financing activities decreased to $48.4 million for the six months ended June 30, 2015, from $95.8 million for the same period last year, primarily as a result of a $40.0 million reduction in prepayments of long-term debt, $16.2 million of proceeds received under our continuous offering program (or COP) in January and June 2015, and a $7.3 million decrease in cash paid to non-controlling interests. These changes were partially offset by a $9.4 million increase in cash distributions paid to our unitholders and general partner, an $8.7 million increase in restricted cash relating to collateral for cross currency swaps and project tenders, and $3.0 million recorded in the same period last year on the novation of derivative liabilities from Teekay Corporation to us.

Cash distributions paid during the six months ended June 30, 2015 increased to $127.2 million from $117.8 million for the same period last year. This increase was the result of (a) an increase in the number of units eligible to receive cash distributions from us as a result of our common unit public offering in July 2014 and common units sold under our COP from December 2014 to June 2015, and (b) a 1.2% increase in the quarterly cash distribution per unit relating to the fourth quarter of 2014, which was paid in February 2015.

Investing Cash Flows. Net cash flow used for investing activities was $123.3 million for the six months ended June 30, 2015, compared to $16.5 million for the same period last year. During the six months ended June 30, 2015, we used cash of $143.1 million, primarily relating to newbuilding installment payments for seven of our 11 LNG carrier newbuildings as compared to $21.6 million for the same period last year, partially offset by a $14.0 million shareholder loan repayment to us by Exmar LPG BVBA in 2015.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at June 30, 2015:

	Total	Remainder of 2015	2016 and 2017	2018 and 2019	Beyond 2019
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,374.0	46.7	223.3	558.5	545.5
Commitments under capital leases (2)	69.8	3.9	38.6	27.3	—
Commitments under operating leases (3)	331.7	12.1	48.2	48.2	223.2
Newbuilding installments/shipbuilding supervision (4)	2,995.9	71.7	1,250.6	1,475.9	197.7

Total U.S. Dollar-Denominated obligations	4,771.4	134.4	1,560.7	2,109.9	966.4

Euro-Denominated Obligations: (5)
Long-term debt (6)	255.3	7.3	31.9	141.5	74.6

Total Euro-Denominated obligations	255.3	7.3	31.9	141.5	74.6

Norwegian Kroner-Denominated Obligations: (5)
Long-term debt (7)	331.1	—	89.1	114.6	127.4

Total Norwegian Kroner-Denominated obligations	331.1	—	89.1	114.6	127.4

Totals	5,357.8	141.7	1,681.7	2,366.0	1,168.4

(1)

Excludes expected interest payments of $11.8 million (remainder of 2015), $43.2 million (2016 and 2017), $25.2 million (2018 and 2019) and $39.3 million (beyond 2019). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at June 30, 2015, plus margins on debt that has been drawn that ranges up to 2.80% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps or swaption that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Includes, in addition to lease payments, amounts we may be required to pay to purchase leased vessels at the end of lease terms. The lessor has the option to sell these vessels to us at any time during the remaining lease term; however, in this table we have assumed the lessor will not excerise its right to sell the vessels to us until after the lease term expire, which is during the years 2017 to 2018. The purchase price for any vessel we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisty any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 4 – Vessel Charters”.

(3)	We have corresponding leases whereby we are the lessor and expect to receive approximately $292.2 million under these leases from remainder of 2015 to 2029.
(4)

Between December 2012 and June 2015, we entered into agreements for the construction of 11 wholly-owned LNG carrier newbuildings. The remaining cost for these newbuildings totaled $1,952.8 million as of June 30, 2015, including estimated interest and construction supervision fees.

As part of the acquisition of an ownership interest in the BG Joint Venture, we agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund our proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments, net of the secured financing within the joint venture for the LNG carrier newbuildings, totaled $85.4 million as of June 30, 2015. However, as part of this agreement with BG, we expect to recover $19.8 million of the shipbuilding supervision and crew training costs from BG between 2015 and 2019.

In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest entered into agreements for the construction of six LNG carrier newbuildings. As at June 30, 2015, our 50% share of the remaining cost for these six newbuildings totaled $957.7 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

The table above excludes eight LPG carrier newbuildings scheduled for delivery between 2015 and 2018 in the joint venture between Exmar and us as the joint venture does not require additional capital contributions from Exmar and us. As at June 30, 2015, our 50% share of the remaining cost for these eight newbuildings totaled $170.3 million, including estimated interest and construction supervision fees.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2015.
(6)

Excludes expected interest payments of $1.9 million (remainder of 2015), $6.9 million (2016 and 2017), $2.3 million (2018 and 2019) and $1.2 million (beyond 2019). Expected interest payments are based on EURIBOR at June 30, 2015, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(7)

Excludes expected interest payments of $8.6 million (remainder of 2015), $36.0 million (2016 and 2017), $19.1 million (2018 and 2019) and $2.8 million (beyond 2019). Expected interest payments are based on NIBOR at June 30, 2015, plus margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of June 30, 2015. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 5 – Equity Method Investments” of our Annual Report on Form 20-F for the year ended December 31, 2014. In addition, please read “Item 1 – Financial Statements: Note 5 – Equity Method Investments”.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in “Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates” in our Annual Report on Form 20-F for the year ended December 31, 2014, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At June 30, 2015, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at June 30, 2015, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended June 30, 2015 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our financial condition and results of operations and our revenues and expenses;

•	growth prospects of the LNG and LPG shipping and oil tanker markets;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot LNG, LPG and tanker charter rates;

•	our ability to conduct and operate our business and the business of our subsidiaries in a manner than minimizes taxes imposed upon us and our subsidiaries;

•

estimated minimum charter hire payments for the remainder of 2015 and the next four fiscal years, and our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•

our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter, specifically, our 52% owned vessels, the Magellan Spirit and the Methane Spirit;

•	the expectation that insurance will cover the costs related to the grounding of the Magellan Spirit, less an applicable deductible;

•	the expected outcome of our dispute on the charterer’s claims of the aggregate off-hire time and charter contract termination for the Magellan Spirit;

•

expected purchases and deliveries of newbuilding vessels, our ability to obtain charter contracts for the three wholly-owned LNG carrier newbuildings that are not yet subject to fixed-rate contracts, and the newbuildings’ commencement of service under charter contracts, including with respect to the nine LNG carrier newbuildings ordered from DSME, two LNG carrier newbuildings ordered from HHI, four LNG carrier newbuildings ordered within the BG Joint Venture, six LNG carrier newbuildings relating to the Yamal LNG Joint Venture and eight remaining LPG carrier newbuildings ordered within Exmar LPG BVBA;

•	the exercise of options to order additional MEGI LNG carrier newbuildings, and the chartering of any such vessels;

•

delivery dates, financing and estimated costs for acquisitions and newbuildings, including the possible purchase of our leased Suezmax tankers, the 11 LNG carrier newbuildings we own, and the 10 LNG carrier newbuildings and eight LPG carrier newbuildings in our equity accounted joint ventures;

•	expected financing for the Yamal LNG Joint Venture;

•	expected financing of future shipyard installment payments for the BG Joint Venture;

•	the cost of supervision and crew training in relation to the BG Joint Venture;

•	the expected technical and operational capabilities of newbuildings, including the benefits of the MEGI engines in certain LNG carrier newbuildings;

•	the expected sale or redelivery of certain vessels;

•	the expected source of funds for short-term and long-term liquidity needs;

•	the timing and amount of dividends distributed by our equity accounted joint ventures;

•	estimated capital expenditures and our ability to fund them;

•	the expected source of funds to manage our working capital deficit;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	obtaining LNG and LPG projects that we bid on;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the possibility that goodwill attributable to a reporting unit will not be impaired for the remainder of the year;

•

our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the potential impact of new accounting guidance;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production or price of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot tanker market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our newbuilding carriers or other vessels; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our and our joint ventures’ potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; failure to materialize of assumptions underlying our estimates of U.S. federal taxable income to a holder of our common units in a given year; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2014. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2015

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss if the counterparties to our interest rate swap agreements fail to perform. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2015, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and capital lease obligations as well as the potential exercise of early termination options for certain of our interest rate swaps.

	Expected Maturity Date
	Remainder of 2015							Fair Value Liability
						There- after
		2016	2017	2018	2019		Total		Rate(1)
	(in millions of U.S. Dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	46.7	136.0	87.3	497.6	60.9	545.5	1,374.0	1,339.6	1.8%
Variable Rate (Euro) (3) (4)	7.3	15.4	16.5	132.1	9.4	74.6	255.3	245.5	1.5%
Variable Rate (NOK)(4) (5)	—	—	89.1	114.6	—	127.4	331.1	338.0	3.8%

Capital Lease Obligations:
Fixed-Rate ($U.S.) (6)	2.2	4.6	28.3	26.3	—	—	61.4	61.4	5.5%
Average Interest Rate (7)	5.4%	5.4%	4.6%	6.4%	—	—	5.5%

Interest Rate Swaps: (8)
Contract Amount ($U.S.) (9)	15.9	351.9	161.9	61.9	144.2	140.2	876.0	70.2	3.7%
Average Fixed Pay Rate (2)	3.4%	3.0%	4.9%	4.1%	2.7%	4.8%	3.7%
Contract Amount (Euro) (4) (10)	7.3	15.4	16.5	132.1	9.4	74.6	255.3	35.9	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	2.6%	3.7%	3.8%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate term loans, which as of June 30, 2015 ranged from 0.30% to 2.80%. Please read “Item 1 – Financial Statements: Note 7 – Long-Term Debt”.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2015.
(5)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK 700 million, NOK 900 million, and NOK 1,000 million debt have been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate of 6.88%, 6.43%, and 5.92%, respectively, and the transfer of principal locked in at $125.0 million, $150.0 million, and $134.0 million, respectively, upon maturity. Please see below in the foreign currency fluctuation section and read “Item 1 – Financial Statements: Note 10 – Derivative Instruments”.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)

The table above does not reflect our interest rate swaption agreement, whereby we have a one-time option in April 2017 to enter into an interest rate swap at a fixed rate of 3.34% with a third party, and the third party has a one-time option in April 2017 to require us to enter into an interest rate swap at a fixed rate of 2.15%. If we or the third party exercises its option, there will be a cash settlement in April 2017 for fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption as at June 30, 2015 was an asset of $0.6 million.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 10 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At June 30, 2015, the fair value of this derivative liability was $3.1 million and the change from December 31, 2014 to the reporting period has been reported in realized and unrealized gain (loss) on derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars because primarily all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 229.2 million Euros ($255.3 million) and Euro-denominated restricted cash deposits of 15.9 million Euros ($17.7 million), respectively, as at June 30, 2015. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2020, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our NOK-denominated bonds due in 2017 through 2020. Please read “Item 1 – Financial Statements: Note 10 – Derivative Instruments”. At June 30, 2015, the fair value of our cross currency swaps was a liability of $89.4 million and the change from March 31, 2015 and December 31, 2014 to the reporting period has been reported in foreign currency exchange (loss) gain. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized gain (loss) on derivative instruments and foreign currency exchange (loss) gain.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2015

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014, which could materially affect our business, financial condition or results of operations.

Our and many of our customers’ substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations, and the operations of certain of our customers, are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we and they engage in business. Any disruption caused by these factors could harm our business or the business of these customers, including by reducing the levels of oil and gas exploration, development and production activities in these areas. We derive some of our revenues from shipping oil, LNG and LPG from politically and economically unstable regions, such as Angola and Yemen. Hostilities, strikes, or other political or economic instability in regions where we or these customers operate or where we or they may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions, or on the ability of these customers to make payments or otherwise perform their obligations to us. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate or to which we trade may harm our business and ability to make cash distributions and a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results. Two vessels owned by our joint venture with Marubeni Corporation are chartered to Yemen LNG Company Limited, an entity that operates near Yemen and has close ties to the Yemeni government. The hostilities in Yemen have adversely affected the LNG facilities in Yemen and could hinder Yemen LNG Company Limited’s ability to perform its obligations under its time charter contracts with our joint venture, which would adversely affect our operating results.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

4.31	Agreement dated November 7, 2014, for a US$175,000,000 secured loan facility between Solaia Shipping L.L.C. and Excelsior BVBA, and Nordea Bank Norge ASA.

4.32	Agreement dated April 27, 2015, for a US$55,000,000 secured loan facility between African Spirit L.L.C., European Spirit L.L.C. and Asian Spirit L.L.C., and ING Bank N.V.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-188387) FILED WITH THE SEC ON MAY 6, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-197479) FILED WITH THE SEC ON JULY 17, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-197651) FILED WITH THE SEC ON JULY 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: August 14, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)